Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: February 6, 2019

The following is a transcript of the earnings call held on February 4, 2019.

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Good day and welcome to the Versum Materials First Quarter 2019 Financial Results Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key followed by “0.” After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*” then “1” on your touchtone phone, to withdraw your question, please press “*” then “2.” Please limit yourself to one question and one follow-up. Please note, this event is being recorded.

At this time, I would like to turn the conference over to Soohwan Kim, Head of Investor Relations. Please go ahead.

Soohwan Kim

Thank you, Allison. Thanks to everyone for joining us today for our first quarter 2019 earnings call. We hope you had an opportunity to review the press release we issued earlier this afternoon. We have also posted the presentation for today’s call in the investor relations section of our website at versummaterials.com. We encourage you to review these documents.

On today’s call, we will begin with prepared remarks from Guillermo Novo, our President and Chief Executive Officer and George Bitto, our Executive Vice President and Chief Financial Officer. Following their remarks, we will have a Q&A session.

Some of the matters we will discuss on the call, including our 2019 financial outlook and guidance, are forward-looking and are subject to risks and uncertainties, including those described in today’s press release, our Form 10-K and in other SEC filings. These risks and uncertainties could cause actual results to differ materially from those expressed in this call.

During today’s call, we reference certain non-GAAP financial measures. We include reconciliation of the non-GAAP financial measures to GAAP in our news release and in the presentation posted on the investor relations section of our website. Versum Materials assumes no obligation to update the information presented on this conference call. An archive of this webcast will be made available in the investor relations section of our website.

And now, I’d like to turn the call over to Guillermo.

Guillermo Novo

Thank you, Soohwan. Good afternoon and thank you to everyone joining today’s call. I would like to begin with some brief comments on our recently announced merger, followed by an overview of our first quarter and then our strategic priorities. I’ll then turn the call over to George, to take a closer look at the financials.

Although the focus of today’s call is our Q1 earnings and outlook, I do want to reinforce our excitement about the recent announcement of our merger of equals with Entegris. This combination will create a $9 billion premier specialty materials company with nearly $3 billion in annual revenue and approximately $1 billion in adjusted EBITDA, with adjusted EBITDA margins of 33% and strong free cash flow generation.

This is truly a strategic move that will create value for all stakeholders by leveraging several core drivers. The combination will broaden our business portfolio, it will strengthen our technology, infrastructure and capabilities. It will allow us to leverage our operating critical mass to support growth and increase profitability and grow our enterprise scale and expand our investor base.

Since the merger announcement, I have travelled exhaustively to and had a chance to talk to many of our customers, employees and shareholders. I have received overwhelmingly positive feedback which makes me even more excited about our prospects going forward. We will share more details of the transaction in the upcoming months and we will look forward to keeping you updated on our next steps.

Turning to slide eight, we are pleased to report another solid quarter driven by growth in both our business segments. The Materials segment delivered solid growth led by double-digit revenue increases in Advanced Materials. Our advanced deposition and planarization businesses both posted strong results, especially in the memory segment.

We have quite a number of important process of records or PORs ramping this year which will continue to drive growth. Our teams also maintained their innovation momentum with a number of new POR wins and we have seen accelerated progress on numerous other POR initiatives as our customers make additional tool time available for this work.

Process Materials delivered low-single-digits volume growth, although NF3 remains capacity constrained, the rest of the portfolio is well-positioned to grow. Our NF3 plant conversion in Hometown was complete and we are now in the process of doing qualification work with our customers. NF3 pricing remains stable and we expect some improvement in the back end of the year as memory and OLED ramps begin to pick up demand.

The Delivery Systems segments also reported higher sales and record profitability. Growth continues to be driven by our equipment and installation project activity. We expect MEGASYS and our parts and support business to grow steadily. We believe the diversity of our business and product portfolio has allowed us to manage well through the current period of unfavorable sentiment in the marketplace.

Given the near-term trends and the higher level of market uncertainty around the ramp timing in the first half of 2019 and the WFE investment in the second half, we are adjusting our EBITDA guidance range down roughly 2%, the details of which George will walk you through in a few moments.

Turning to slide nine, our core business remains strong and healthy. We believe we remain well-positioned to drive profitable growth as we have leadership positions in all our core businesses and well-positioned to partner, create value, and grow with all major customers. We’re bringing on incremental capacity for several key products and have an exciting innovation portfolio, which continues to deliver strong results now and into the future. Lastly, we are investing in unique growth opportunities, which will allow us to enter new markets and support growth independent of the broader market dynamics.

To sum up, the semiconductor materials industry remains relatively healthy. While materials growth may see some impact from the slower volume ramps in the near term, we are relatively insulated from the semiconductor capex and pricing cycles. Semiconductors are crucial to enabling the data economy and we will continue to invest in innovation to move the industry forward.

On slide ten, our priorities for the year have obviously expanded with the merger announcement. As we have learned from our stand-up activities, our primary focus will stay on driving our business performance, that is ensuring we maintain our EH&S discipline, deliver on our financial commitments for the year, and executing well on our business strategies and core initiatives. The better we do in these areas, the better we can do on our added goal of completing the merger approval and integration planning activities.

Now, let me pass it over to George to cover some of the financial details for the quarter. George?

George Bitto

Thanks, Guillermo, and good afternoon, everyone. Now beginning on slide 12, as Guillermo noted, we delivered solid sales and adjusted EBITDA growth in the quarter, again demonstrating diversity and the resiliency of our portfolio.

First quarter sales were $340 million, an increase of 3% compared to prior year. This improvement was driven by volume growth in both of our business segments.

Gross margins remained in the 42% range, consistent with prior year as volume growth overcame an unfavorable pricing comparison and inventory valuation impacts as we established new cost standards.

Selling, administrative, research and development costs or SARD were $48 million or roughly 14% of sales, compared to $48 million or 15% of sales in the prior year. We believe as we grow we can continue to leverage our SARD costs to increase our margins, even as we invest in resources to drive future growth.

Adjusted EBITDA grew 7% versus prior year with first quarter 2019 adjusted EBITDA of $110 million or 32.5% of sales as compared to a $103 million or 31% of sales in prior year.

On a GAAP basis, net income in the quarter was $61 million as compared to the prior year quarter of $19 million.

Excluding one-time cost for restructuring and the Tax Act in the first quarter of last year, adjusted net income increased 2% to $60 million or $0.55 per diluted share, compared to $59 million or $0.54 per diluted share in the same period last year with this year, impacted by higher tax rate.

Turning to our results by segment and beginning with materials on slide 13. Total sales increased 3% to $222 million, compared to $215 million in the prior year. Volumes contributed 6% of this growth with Advanced Materials growing double-digits and Process Materials growing lowsingle-digits. Price mix reduced sales by 2%, roughly in line with the previous quarter due to accelerated growth in Asia and the lapping of older contract prices, which expired at the end of Q1 fiscal 2018. Currency also had an unfavorable 1% impact.

Segment adjusted EBITDA increased 4% to $80 million, compared to $77 million last year. Segment adjusted EBITDA margins remained at 36%, consistent with prior year. Strong volume benefits in our AM business drove our margin performance, and as customers continue to qualify our NF3 product coming out of Hometown, we expect positive contributions to margin going forward.

Our Delivery Systems and Services segment reported sales of $117 million, up slightly from both prior year and also prior quarter. Sales were strong in North America and Europe, Taiwan and Greater China versus last year.

We have good visibility for the next two quarters in this business, given that our build cycle typically ranges from 8 to 12 weeks. While we expect strong overall performance for the next two quarters, current order timing suggests Q2 to be the weaker of the two quarters.

Our infrastructure projects are proceeding with multinational customers, but Q4 equipment orders are still uncertain, depending on whether fab build-outs expected to pick up in the back half of the year, occur in our fiscal Q4 or slip into next fiscal year.

Segment adjusted EBITDA increased 5% to $35 million. And EBITDA margin was a record 30%, due to both the strong sales and favorable product mix.

Now, please turn to slide 15, where I’ll cover our cash flow performance for the first quarter. Cash from operations was $46 million for the quarter compared to $39 million a year ago. We continue to generate substantial cash flow, allowing us to invest organically in our business.

Total CAPEX was $22 million for the first quarter. CAPEX does exhibit quarterly variability depending on permits and buildl schedules.

We continue to execute our strategic step-out projects and believe our capital spending will still be approximately $120 million for the full fiscal year. For our new NF3 investment in Korea, we will do some engineering work in this fiscal year; however, the majority of capital will be spent in fiscal 2020.

Our cash balance as of December 31st grew to $408 million, with about two-thirds in the U.S., we’re able to be easily repatriated with little additional cost.

Please turn to slide 16 for a discussion on our guidance for fiscal 2019. While there is increasing pessimism short-term in both chip output and industry capital spending, there are also mixed signs of recovery later in the calendar 2019. Given that our fiscal year ends in September, there’s some uncertainty in terms of how this recovery cycle will impact our year.

We estimate sales for fiscal ‘19 in the range of $1.38 billion to $1.43 billion, an increase of 1% to 4% versus fiscal ‘18.

We estimate adjusted EBITDA for the fiscal year in the range of $465 million to $485 million, which represents a year-on-year increase of 4% to 9% from prior year.

While slowing memory output and a weakening industry capital spending environment will result in less bullish top-line performance, new POR wins and DSS infrastructure projects mitigate some of this top-line impact. We believe favorable segment mix and continued cost discipline will drive improved EBITDA margins.

Our estimates for depreciation, amortization, interest expense, net income attributable to non-controlling interest, and adjusted effective tax rate remain the same. Restructuring costs are still expected to be minimal, excluding the impacts of the previously announced merger agreement.

With that, I will turn the call back over to Guillermo for closing remarks.

Guillermo Novo

Thank you, George. Turning to slide 18, we’re proud of our execution in the first quarter. Even as the market goes through a digestion period after an extended growth period, we believe we have strong business positions, innovation pipeline, and unique opportunities to increase our served available market. We continue to drive our investments in these areas, many of which will start to deliver results in 2019.

Our teams have built Versum into a strong and vibrant company. I want to thank our global employees for all their work to serve our customers. Your contributions have made all the difference. With the announced merger, we will be starting a new chapter in our journey. We are not strangers to change, given the journey over the last few years and we know all of the excitement and rewards that come with change. In this case, it will be to the benefit of all our stakeholders—our customers, our employees, and our investors. I hope that you’re as excited as we are for the future.

With that, operator, we’re ready to take some questions.

Operator

Thank you. We will now begin the question and answer session. To ask a question you may press “*” then “1” on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys, to withdraw your question, please press “*” then “2.” And please limit yourself to one question and one follow-up. And at this time, we will pause for a moment to assemble our roster.

Our first question today will come from Kieran de Brun of Credit Suisse. Please go ahead.

Kieran de Brun

Hi, good afternoon.

Guillermo Novo

Hi Kieran.

Kieran de Brun

How’s it going? I just was wondering if you can just maybe touch a little bit more within Process Materials, as you think about the back half of the year, your ability to start getting pricing in some of your key products in Process Materials and how you see that trending? I don’t know if it’s too early to talk about 2019, but how you see into the back half of the year and then into 2019? Thank you.

Guillermo Novo

Okay. Yes, I think right now, it’s really about the ramps that are taking place, especially around V-NAND, obviously because of the increased bill of material impact it has on products like NF3 per wafer, but also OLED that will pick up. So, right now, most of the capacity that’s been added is in the market. Prices have, if you look at quarter-on-quarter, they remain pretty stable.

I think the issue is, as the demand starts to ramp up, you’ll see the utilization rates increase and a better environment for pricing to start moving. So that’s probably going to be more towards the back half of the year and into 2020. There is no new capacity that would come in until later in 2020. So, I think it’s really about the ramps at this point in time.

Kieran de Brun

And then maybe just, when we think about your cash balance, you have over $400 million now. In lieu of the merger, have your capital allocation priorities changed at all, or is the plan still to prioritize organic growth? Is there still an opportunity to do any kind of, if there are small opportunities to do bolt-ons or anything along those lines or even a buyback? Are there limits to how you can deploy capital until the merger closes? Thank you.

Guillermo Novo

I think given the recent announcements, we are focused on executing our business plan and our strategy. So obviously, the organic growth remains our number one priority. Most of those projects are ongoing, especially if you look at the ones we are doing in Korea, they will be finalized by probably mid-calendar year this year for us. So that’s the number one priority and that should start generating new revenue, new business towards the back end of this year and into 2020. So clearly, number one. If bolt-ons, again, we can continue to execute. I think other things, we will obviously focus on the merger as the biggest step forward.

George Bitto

Yes, as you noted, there are certain restrictions in the merger agreement which we will honor, but those would be our priorities.

Operator

Our next question will come from Mike Harrison of Seaport Global Securities. Please go ahead.

Jacob

Good afternoon. This is Jacob on for Mike.

George Bitto

Hi, Jacob.

Jacob

Looking at guidance, the decremental margins on the guidance reduction was better than I would have expected. I know you are going to say some of this is sort of the mix improvement and DS&S becoming a smaller percentage of sales. But are there any other benefits that you think better than expected in terms of maybe the cost line or maybe the margins in the materials segment are maybe better than expected, that’s helping to offset?

Guillermo Novo

Right. So obviously, the number one issue is what you mentioned out of just the segment mix change. But the other part, if you look at our growth rates, advanced materials is the one that’s growing the fastest. Those are that tend to be driven by newer products, tend to be more profitable, so also drive mix improvement for us. In general, our AM business has higher gross profit margins, so that will have a positive impact.

Jacob

Okay. And then last quarter, I think you guys pointed out that Q1 was probably going to be your weakest quarter of the year. But given the industry commentary and the guidance reduction, do you think Q2 is going to be lower sequentially or it’s still expected that Q1 was the weakest and you are going to go higher from here?

Guillermo Novo

Yes, we still think that Q1 will be the weakest of the quarters. I think if you look at the market dynamics right now, if you look at our portfolio, nothing has really changed. The PORs we won, we won. So this is now about ramp rates. What’s ramping when and how does that impact what we had planned before and the new outlook. So if you look out today in our Q1, clearly foundry was the softer area, memory continued to do fairly well. I think as we look at Q2, the indication we have from customers is that some of the foundry demand again will start picking up towards the back end of Q2 and into Q3 and that the memory ramps will also start towards the back end of Q2, more towards Q3 and beyond. So that’s really even in our guidance, what we are changing is more acknowledging that there is some noise between the ramp rates and that there is a little bit of pushback a quarter or so from what we had thought at the beginning of the year, our fiscal year.

George Bitto

And I think what we said is, if you look at Delivery Systems, while we expect Q2 and Q3 to hold up fairly well, we do see that from an order pattern perspective, that Q2 may shape up weaker than Q3.

Guillermo Novo

Yes.

Operator

Our next question will come from Brian Chin of Stifel. Please go ahead.

Brian Chin

Hi. Thank you, and first, congratulations to the team on last week’s announcement.

Guillermo Novo

Thank you, Brian.

Brian Chin

Sure. Let me begin, it’s an open ended question, and I know Guillermo you touched on, and in last week’s call the team touched on the value potential from this deal, but it would be great to hear again from your perspective and maybe even saying that out there, just why you and the board felt that, that now is the right time to do this merger, maybe taking into consideration things such as how changes in the industry landscape, perhaps the level of collaboration that’s now required between materials suppliers and any other internal company factors as well?

Guillermo Novo

Yes. So I think first the question of timing, why now? Obviously, we started this process last quarter, all the data will come out when we do the proxy. But I think the real question is, why now? One, the sooner we can get the merger in place, I think, the sooner we can move to create value for our shareholders and for our customers because this new company is going to have a much bigger portfolio of capabilities and infrastructure to leverage. So I don’t think that there is going to be a chance for others in the industry to build such a diversified portfolio, because there is not going to be the same levels of properties available in the market. So we thought that that was of strategic importance on moving now. Remember, that this was a merger of equals, so it’s the relative value of the two companies. So timing, if it’s in a stronger external market or a little bit weaker, again, that should not have as big of an impact in the relative valuation. So again, we felt that driving the strategic value was more critical at this point in time.

Brian Chin

Okay, great. Thanks. That’s good to hear. Also, I think this was touched on here in a recent question, but you elaborated the weakness you saw in the Materials side of the business, and maybe you see a delayed ramp-up in terms of some of those initiatives and also just the wafer starts as well? Just curious, in terms of looking forward a quarter or two, are you factoring in any potential cutbacks that could manifest in the memory side of that market, if pricing continues to worsen?

Guillermo Novo

I think most of what we are hearing from the industry, it’s more about the ramps than really a cutback in production, so i.e., lower production than prior year. So I think this is about the growth rates, not about going into a contraction in the total market. So the biggest thing that we are acknowledging is that some of the ramps are going to take place probably a quarter later than we thought, if you look at DRAM especially, but also in the case V-NAND. I think the foundry is more a little bit of the market, it is more the market dynamics and demand that follows and all of that and the impact it’s having on the foundry customers. But obviously the expectation is, as they move to seven nanometer that that will start ramping also towards the back-end of our Q2.

Operator

Our next question will come from Toshiya Hari of Goldman Sachs. Please go ahead.

Toshiya Hari

Great. Thanks a lot of for taking the question and congrats again on the announced merger, guys. I had a follow-up on your full-year guidance. You have updated your view on MSI from, I think, it was 5% to 7% on your last call to 2% to 4% growth this quarter, and obviously WFE down from, I think, 7% at the midpoint last quarter to down mid to high-teens this quarter. So given those changes, I am a little bit surprised by how little your top line guide is being impacted here. So you are clearly picking up some share in Materials and/or DS&S. So if you can provide some color on some of the product areas where you are picking up share, that would be helpful. And I have a follow-up.

Guillermo Novo

Yes, I think you captured it, Toshiya, that a lot of the growth and you can see it this quarter, even with some softness in the market, double-digit growth in Advanced Materials, and that’s really a lot of the new PORs. So these are ramps in 7-nanometer and with logic, and also in DRAM and in V-NAND. So we have a very robust portfolio right now. If you look at AM, in deposition, a lot of new, both OS and OM products. So our question right now is, it’s going to grow, it’s just the ramps rates is where the noise is, and that’s the part that we are trying to acknowledge it with the adjustment that we made, but it’s still going to get very good momentum. Similarly, in our planarization business, STI, barrier, copper have done very, very well. And although the POR work for some of the newer things like tungsten probably won’t come in till the end of the year, we are making significant progress, I think tool time and access that we are getting with customers has really increased because part of the slowdown and that’s been very helpful in our POR work and even in the cleans. I think we are also seeing expansion in the non-NF3 where we are still capacity limited. The rest of the PM portfolio, we are seeing also good demand. Obviously once the ramps start taking place in memory, that will be more helpful for the overall portfolio.

George Bitto

And I would also add Toshiya, on the DSS side, our infrastructure projects are progressing. And so, given our order book, as you know, we don’t necessarily perfectly correlate with WFE, so I don’t think that the movement in WFE will necessarily translate into the exact movements in our DSS business.

Toshiya Hari

Great, I appreciate that. And then as a follow-up just a question on NF3, we recently talked to a couple of your peers in the group in Korea and Japan, and it seems like your competitors are expanding capacity pretty aggressively until late 2019 and into 2020. You talked about the constraints that you are seeing today and the positive outlook in terms of pricing into the back half. But what sort of the conviction or confidence level you have there in terms of pricing improving into the back half? Thank you.

Guillermo Novo

Yes, I think towards the back half, volume at the end of the day for these products are growing mid double-digits. So demand is there, I think the ramps is the issue. So I think it’s a little bit more of the supply demand balances and some of these new capacity additions come in. From our view of all the announcements, I would say even ours will be coming in towards the back end of 2020. So we don’t see a lot of significant capacity coming in this year or in the early parts of next year, just given the scale of some of these investments requirement. So I think pricing hasn’t changed very much over the last few quarters and it’s really about the ramps. Once the ramps happen, I think the capacity is going to be needed. Remember that for us, even with the capacity we’re adding, we’re not going to expand our share position of the market. This is just about staying relevant. So, for us to sell out, we’re sold out now, to sell our capacity is not as difficult, given this is not our core growth driver. It’s just a very profitable and healthy part of our portfolio.

Operator

And again if you have a question, please press “*” then “1.”

Our next question will come from Chris Kapsch of Loop Capital Markets. Please go ahead.

Chris Kapsch

Yes. Good afternoon. Guillermo, so, I had a question focused on the merger, and from your vantage, the question is about synergy potential and not so much cost synergy, but just from your perspective, do you see opportunity for top-line synergies? For example, maybe there are situations where Entegris might be overweight with a given customer where you are underweight that you could piggyback on their stronger relationship or vice versa. Is there anything that you see from the strategic impetus from that standpoint?

Guillermo Novo

I think one that jumps out very clearly for us is the benefit on our side of our portfolio is Japan. Given just our history with Air Products, at the time and that was not a core market for them, we have business there, but we don’t have as much of an infrastructure. Entegris has a pretty big presence there. I think that should help accelerate both commercial relationships as well as infrastructure capabilities to support growth. I think the reverse is true in Korea and other areas where we have very strong positions, especially around the Materials side with customers, and that should help with the portfolio.

I think near-term, the portfolio is not a lot of overlap, but there are a lot of capabilities that we’ll be able to leverage. I would say, if you look at our formulated products, both in planarization and in the cleans, more towards the planarization side, their capabilities in fluid handling and filtration should be very helpful for us in a lot of the new plants, production, quality, reliability which is also a very important driver of growth, it’s not just the product that works, but if your customers really like the quality and reliability, and they are raising the bar. I think that’s going to be another big driver. There’s a lot of other ones that I am sure Bertrand over time will communicate and add. I think it’s probably more appropriate for them to talk about these as they look forward.

Chris Kapsch

That’s very helpful. And then my follow-up is on your comments about the softer near-term ramp conditions on the Materials side and that representing opportunities from picking up more tool time for POR qualifications. And I am just wondering if that dynamic, is it more pronounced as you might have suggested in foundry, logic or also on memory? I guess you highlighted – yeah, go ahead. Thanks.

Guillermo Novo

It’s across the board, but I mean for us, we have some very important memory projects that we have really seen significant acceleration. Our timeline, for example, when you start the POR work in getting the lab approvals first, and then you go do all the testing in the fabs themselves, we’ve done it in record time, things that would have taken a year, we’ve been able to accomplish in three, four months. So that bodes very well for us.

But, I would say in general, we’ve had record number of POR wins and carryovers of old PORs into some of the new nodes in both, in foundry, in logic and in memory. So, it’s pretty broad-based. Equally, we have a lot of new BKMs, these are like new molecules that we’re working with our OEM partners and our customers, for really the next-generation. So this is even before the POR work starts. So a lot of exciting new developments that I think bode well for the future.

Operator

And ladies and gentlemen, this will conclude our question and answer session. At this time, I’d like to turn the conference back over to Mr. Novo for any closing remarks.

Guillermo Novo

Well, I wanted to thank all of you for participating in today’s call. As we indicated, another solid quarter, the long-term outlook for our industry and our businesses remain extremely positive. Our businesses are very well positioned for the future. So we’re very excited not only for our own performance and our outlook, but also with the announced merger, that this will be able to bring value for our customers, our shareholders and all of you, our investors. So, thank you very much, and we look forward to connecting with you in the coming weeks.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Versum Materials, Inc.’s (“Versum Materials”) and Entegris, Inc.’s (“Entegris”) control. Statements in this communication regarding Versum Materials, Entegris and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Versum Materials’ and Entegris’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’ and Entegris’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’ and Entegris’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials and Entegris operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’ and Entegris’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ and Entegris’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Versum Materials and Entegris assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Versum Materials and Entegris. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Versum Materials and Entegris that also constitutes a prospectus of Entegris. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Versum Materials and Entegris. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.